SECURITII 11015848)N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 22 2011
Washington, DC
110

SEC FILE NUMBER
8- 43627

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 AND ENDING December 31,2010
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Spectrum Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6910 Pacific Street, Suite 214
(No. and Street)

Omaha, NE 68106
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Grow, President 402.333.1888
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goracke and Associates, PC
(Name – *if individual, state last, first, middle name*)

12110 Port Grace Boulevard Suite 200 La Vista, NE 68128
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert C. Grow, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Spectrum Capital, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

GENERAL NOTARY-State of Nebraska
ROXY ANN JOHNSEN
My Comm. Exp. July 23, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

GORACKE & ASSOCIATES, P.C.
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Spectrum Capital, Inc.
Omaha, Nebraska

We have audited the accompanying Statement of Financial Condition of Spectrum Capital, Inc., an Iowa Corporation, as of December 31, 2010, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board of the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of the internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Spectrum Capital, Inc., as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 10-18 is presented for the purposes of additional analysis and is not a part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934 and the Securities Investor Protection Corporation. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goracke + Associates, P.C.

Omaha, Nebraska
February 14, 2011

Southport Professional Bldg • 12110 Port Grace Blvd. • Suite 200 • La Vista, NE 68128 • 402/330-1200 • FAX 402/330-9455

SPECTRUM CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS

CURRENT ASSETS	
Cash	$ 119,560
Commissions receivable	99,760
Receivable from clearing organization	40,410
Receivable - other	13,012
Deposit in clearing organization	100,000
Prepaid expenses	17,700
Total current assets	390,442
FURNITURE AND EQUIPMENT	
Furniture and equipment	89,455
Less accumulated depreciation	(87,218)
Net furniture and equipment	2,237
GOODWILL	243,000
TOTAL ASSETS	$ 635,679

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Payable to clearing organization	$ 4
Accrued expenses	3,069
Commissions payable	283,203
Total current liabilities	286,276
STOCKHOLDER'S EQUITY	
Common stock; $150 par value; 20,000 shares authorized and 100 shares issued and outstanding	15,000
Paid-in capital	583,000
Accumulated deficit	(248,597)
Total stockholder's equity	349,403
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 635,679

See notes to financial statements.

SPECTRUM CAPITAL, INC.
STATEMENT OF OPERATIONS
Year Ended December 31, 2010

Revenues	
Commissions	$ 3,508,294
Miscellaneous	28,732
Interest	12,387
Total Revenues	3,549,413
Expenses	
Commissions	2,941,785
Management fee	81,614
Transaction clearing	59,825
Salaries	249,107
Payroll taxes	25,223
Employee benefits	27,833
Rent	52,469
Computer/Data communications	49,928
Licensing fees	30,667
Professional fees	11,750
Postage	12,118
Telephone	6,545
Office	5,405
Miscellaneous	13,226
Depreciation	743
Travel	5,792
Meals and entertainment	4,007
Dues and subscriptions	6,965
Printing	1,555
Insurance	3,435
Marketing	370
Taxes - other	362
Total Expenses	3,590,724
Net Loss	$ (41,311)

See notes to financial statements.

SPECTRUM CAPITAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2010

	Issued Shares		Common Stock		Paid-In Capital		Accumulated Deficit		Stockholder's Equity
December 31, 2009	100	$	(15,000)	$	(538,000)	$	207,286	$	(345,714)
Contributions	-		-		(45,000)		-	$	(45,000)
Net Loss	-		-		-		41,311	$	41,311
December 31, 2010	100	$	(15,000)	$	(583,000)	$	248,597	$	(349,403)

See notes to financial statements.

SPECTRUM CAPITAL, INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ (41,311)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	743
Increase in commissions receivable	(28,197)
Increase in receivable from clearing organization	(577)
Decrease in receivable - other	4,127
Decrease in prepaid expenses	635
Increase in payable to clearing organization	2
Increase in commissions payable	59,726
Increase in accrued expenses	544
Net cash provided by operating activites	$ 37,003
CASH FLOWS FROM FINANCING ACTIVITES	
Capital contributions	$ 45,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	40,692
Cash and Cash Equivalents, Beginning of the Year	78,868
Cash and Cash Equivalents, End of the Year	$ 119,560
Supplemental Disclosure of Cash Flow Information:	
Cash paid for interest	$ -
Cash paid for taxes	$ -

See notes to financial statements.

Note A – Organization and Business

Spectrum Capital, Inc. (the Company) is an introducing broker-dealer with the Financial Industry Regulatory Authority (FINRA). The Company is engaged in the sale of mutual funds, stocks, bonds, variable annuities and variable universal life insurances. The Company executes and clears trades through an unaffiliated brokerage firm on a fully disclosed basis.

The Company is a wholly owned subsidiary of Premier Financial, Inc.

Note B – Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity.

Basis of Accounting

The Company prepares its financial statements on the accrual basis using generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company earns revenue from third party clients for providing services as a distributor of mutual funds and other investment products. Commission revenue is recognized on a trade-date basis.

Furniture and Equipment

All furniture and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets. When furniture and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any resulting gain or loss on disposition is reflected in operations. Repairs and maintenance are expensed as incurred; expenditure for additions, improvements and replacements are capitalized. Depreciation expense for the year ended December 31, 2010 was $743.

Note B - Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company had no cash equivalents at December 31, 2010.

Income Taxes

The Company is included in the consolidated income tax return of its parent company. They have elected to be taxed under the provisions of subchapter S of the Internal Revenue Code. The income of the Company is passed through to the individual stockholders who report it on their personal tax return. Therefore, there is no provision or liability for federal or state income taxes reflected in these financial statements.

The Company has adopted the provisions of FASB ASC 740-10, "Accounting for Uncertain Tax Positions". The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. Management does not expect the interpretation will have a material impact (if any) on its results from operations or financial position.

Commission receivable and other receivables

All receivables have been adjusted for all known uncollectible accounts. No allowance for bad debts is considered necessary at year end.

Compensated Absences

Full-time year round employees are entitled to paid vacations depending on the length of services and other factors. Accrued vacation pay at December 31, 2010 was deemed immaterial and not accrued.

Subsequent Events

Subsequent events were evaluated through February 14, 2011 which is the date the financial statements were available to be issued. During 2011, the Company's stockholders agreed to sell all the assets of the Company to another company for an amount in excess of book value. An estimate of the financial effect of the sale cannot be made until the sale and agreements are final.

Note C – Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934. This rule requires the Company to maintain net capital equivalent to $50,000 or 6 and 2/3 percent of "aggregated indebtedness", whichever is greater. In addition, the Company is not permitted to exceed a ratio of aggregate indebtedness to net capital of 15 to 1, both as defined in the Rule. At December 31, 2010 the Company had net capital of $74,667 which was $24,667 in excess of its requirement. The Company's ratio of aggregate indebtedness to net capital was 3.83 to 1 at December 31, 2010.

Note D – Related Party Transactions

The company is a wholly owned subsidiary of Premier Financial, Inc. During the year ended December 31, 2010, the Company paid its parent company for the following items:

Management fees	$ 81,614
Reimbursement of Employee Benefits and Insurance	40,670

The parent paid the Company for the following item:

Reimbursement of Licensing Fees	$ 1,370

The Company paid its sole shareholder for the following item:

Commissions	$ 6,556

Note E – Concentrations and Credit Risks

The Company utilizes a carrying broker to execute and settle securities transactions on behalf of the Company's customers. In the event that a Company customer is unable to fulfill his contractual obligations, the Company is required to indemnify the carrying broker for any loss suffered.

The Federal Deposit Insurance Corporation insures balances up to $250,000. At times the balances in the Company's accounts may exceed this limit. The Company is also a member of Securities Investor Protection Corporation (SIPC), a nonprofit organization that assists investors when a brokerage firm closes due to bankruptcy or other financial difficulties. SIPC works to return customers' cash, stock and other securities, and other customer property that may be missing from their account. It does not cover individuals who sold worthless stocks and other securities but rather helps customers when stocks and other securities are stolen or put at risk when a brokerage fails for other reasons. Securities in accounts transacted by the Company are protected in accordance with SIPC rules up to $500,000 including $250,000 cash.

A significant percentage of the Company's revenue comes from a group of affiliated banks.

Note F – Operating lease

The Company leases its office space under a lease ending May 31, 2013, which calls for monthly rent of $3,443 in the first year of the lease. It also leases office equipment of $832 per month under leases ending in 2011 and 2012:

Minimum lease payments as of December 31:	
2011	$ 50,199
2012	44,386
2013	17,914

Total rent expense for all operating leases was $52,469 in 2010.

Note G – Retirement Plan

The Company has a Savings Incentive Match Plan for Employees of Small Employers (SIMPLE) plan. Under the plan, the employee may make contributions of up to $11,500 annually. The Company has chosen to make non-elective contributions of 2%. The plan expense was $6,552 for the year ended December 31, 2010.

Note H – Goodwill

Goodwill arises from the purchase of assets from the former parent company. The purchase cost in excess of the fair value of tangible and identifiable intangible assets is recorded as goodwill. SFAS No. 142, "Goodwill and Other Intangible Assets," requires that goodwill not be amortized, but that it is reviewed annually for impairment. If, based on these reviews, goodwill is found to be impaired; the carrying value will be adjusted through a charge to earnings. Management believes that there has been no impairment of goodwill.

Cost and Carrying Value	$243,000

SPECTRUM CAPITAL, INC.
Computation of Aggregate Indebtedness and Net Capital In Accordance with Rule 15c3-1 Under the Securities Exchange Act of 1934
December 31, 2010

Aggregate Indebtedness:		
Total Liabilities		$ 286,276
Total Aggregate Indebtedness		286,276
Net Capital:		
Credit items:		
Common stock	$ 15,000	
Additional paid-in capital	583,000	
Accumulated deficit	(248,597)	349,403
Deduct Nonallowable Assets:		
Receivables	13,012	
Property and other assets, net of accumulated depreciation and amortization	2,237	
Prepaid and other assets	260,702	275,951
Net Capital		$ 73,453
Capital Requirements:		
Minimum dollar requirements		$ 19,085
Net Capital exceeding requirements		54,368
Net Capital		$ 73,453
Percentage of Aggregate Indebtedness to Net Capital		389.74%

SPECTRUM CAPITAL, INC.
Reconciliation of Net Capital and Aggregate Indebtedness per Audit Report to Client's FOCUS Report
December 31, 2010

Aggregate indebtedness per audit report	$ 286,276
Aggregate indebtedness per FOCUS report	286,277
Difference	(1)
Net capital per audit	$ 73,453
Net capital per FOCUS report	74,667
Difference	$ (1,214)

SPECTRUM CAPITAL, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS AND GENERAL CREDITORS
Year Ended December 31, 2010

Subordinated Liabilities, December 31, 2009	-
Increases	-
Decreases	-
Subordinated Liabilities, December 31, 2010	-

SPECTRUM CAPITAL, INC.
Information Relating to Possession or Control Requirements
December 31, 2010

This firm claims exemptions to SEC Rule 15c3-3 pursuant to subparagraph C.(k)(2)(ii).

SPECTRUM CAPITAL, INC.
Computation of Reserve Requirement
December 31, 2010

This firm claims exemptions to SEC Rule 15c3-3 pursuant to subparagraph C.(k)(2)(ii).

GORACKE & ASSOCIATES, P.C.
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors
Spectrum Capital, Inc.
Omaha, Nebraska

In planning and performing our audit of the financial statements of Spectrum Capital, Inc. (the Company) as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those objectives of internal control and the practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted

Southport Professional Bldg • 12110 Port Grace Blvd. • Suite 200 • La Vista, NE 68128 • 402/330-1200 • FAX 402/330-9455

accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations of internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that effectiveness of their design and operation may deteriorate.

A *control deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first paragraph and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is intended to be and should not be used by anyone other than these specified parties.

Goracke & Associates, P.C.

Omaha, Nebraska
February 14, 2011

GORACKE & ASSOCIATES, P.C.
Certified Public Accountants

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Spectrum Capital, Inc.
Omaha, Nebraska

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2010, which were agreed to by Spectrum Capital, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you in evaluating Spectrum Capital, Inc.'s compliance with the applicable instructions of the Assessment Reconciliation (Form SIPC-7). Spectrum Capital, Inc.'s management is responsible for the Spectrum Capital, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010, less revenues reported on the FOCUS reports for the period from January 1, 2010 to December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the period from January 1, 2010 to December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

Southport Professional Bldg • 12110 Port Grace Blvd. • Suite 200 • La Vista, NE 68128 • 402/330-1200 • FAX 402/330-9455

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Goracke & Associates, P.C.

Omaha, Nebraska
February 14, 2011

GORACKE & ASSOCIATES, P.C.

Certified Public Accountants

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Spectrum Capital, Inc.
Omaha, Nebraska

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2010, which were agreed to by Spectrum Capital, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you in evaluating Spectrum Capital, Inc.'s compliance with the applicable instructions of the Assessment Reconciliation (Form SIPC-7). Spectrum Capital, Inc.'s management is responsible for the Spectrum Capital, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010, less revenues reported on the FOCUS reports for the period from January 1, 2010 to December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the period from January 1, 2010 to December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

Southport Professional Bldg • 12110 Port Grace Blvd. • Suite 200 • La Vista, NE 68128 • 402/330-1200 • FAX 402/330-9455

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Goracke & Associates, P.C.

Omaha, Nebraska
February 14, 2011